Exhibit 99.1

Employee Email: Stock Option Exchange
From: Communications (on behalf of Martin)
BCC: All Rocket Employees
Subject: Upcoming Stock Option Exchange Program: More Information Coming Soon
Timing: Wednesday, April 1 (at ~9:30am ET)

Dear Rocket Team,

Equity is a core component of our total rewards program, designed to meaningfully connect employees to Rocket’s long-term success. Market movements in our share price have resulted in some employees holding stock option grants that are currently “underwater” (shares with an exercise price above the current stock price).

To address this, I’m pleased to share that Rocket has proposed a stock option exchange program in our most recent proxy filing for shareholder approval at our upcoming Annual Meeting on May 20, 2026.

If approved, the program would allow eligible employees the choice of exchanging certain “underwater” stock options for new equity awards that are better aligned with today’s market conditions.

At this stage, no action is required. We will share full details soon, including eligibility, specific terms, timing, and how to participate, along with resources to help you make the best decision for your individual situation.

Thanks for your attention as we take intentional steps to ensure equity continues to function as an effective element of our total rewards program.

Kind regards,
Martin

This email is not an offer to exchange any stock options. The stock option exchange program has not yet commenced, and there can be no assurance that it will be commenced or implemented (even if it is approved by our stockholders). Rocket will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) if and when the stock option exchange program commences. If we commence the stock option exchange program, we will provide employees who are eligible to participate with written materials explaining the precise terms and timing of the program. You should read those materials carefully when they become available, because they will contain important information. You will also be able to obtain the tender offer statement and other documents filed by Rocket with the SEC free of charge from the SEC’s website at www.sec.gov.

In addition, this communication does not constitute a solicitation of a proxy within the meaning of Section 14 of the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, including Regulation 14A. This communication is not a substitute for the definitive proxy statement that we will file with the SEC in connection with our upcoming annual meeting of stockholders on May 20, 2026. In connection with our annual meeting of stockholders, the Company will file a definitive proxy statement with the SEC, which Rocket stockholders are urged to read carefully as it will contain important information about Rocket and the stock option exchange program. Stockholders and other interested parties will be able to obtain the proxy statement and other documents filed by Rocket with the SEC free of charge from the SEC’s website at www.sec.gov.

This email and any files transmitted with it are confidential and intended solely for the use of the individual or entity to whom they are addressed. If you are not the named addressee, you should not disseminate, distribute, or copy this e-mail; any action in reliance on the contents of this information is strictly prohibited. Please notify the sender immediately by e-mail and delete this e-mail from your system.